BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite 501 - 905 West Pender Street
Vancouver, British Columbia V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

06013433

May 5, 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SEC MAIL PROCESSING RECEIVED MAY 15 2006 WASH, D.C. 213 SECTION

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: TOTALLY HIP TECHNOLOGIES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4556

SUPPL

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 3, 2006:

A. Copy of Notice of Change of Directors dated April 20, 2006.

B. Copy of Notice of Articles dated April 20, 2006 issued by the Registrar of Companies.

C. Annual General Meeting

- copy of Corporate Report
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Form

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

D. Copy of news release issued during the relevant period.

E. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

dw 5/16

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it to the undersigned.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

Date and Time: May 5, 2006 08:39 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **May 3, 2006 02:35 PM Pacific Time**

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

Date of Change of Directors

April 20, 2006

New Director(s)

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
314 AVALON DRIVE
PORT MOODY BC V3H 2X8
CANADA

Delivery Address:
314 AVALON DRIVE
PORT MOODY BC V3H 2X8
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Director(s) as at April 20, 2006

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J 2V3
CANADA

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Delivery Address:
205-117 WEST 17TH STREET
NORTH VANCOUVER BC V7M 1V5
CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
314 AVALON DRIVE
PORT MOODY BC V3H 2X8
CANADA

Delivery Address:
314 AVALON DRIVE
PORT MOODY BC V3H 2X8
CANADA

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Delivery Address:
3 - 1182 QUEBEC STREET
VANCOUVER BC V6A 4B2
CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020
UNITED STATES

Date and Time: May 5, 2006 08:41 AM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: May 3, 2006 02:35 PM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Continued into British Columbia on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
ROSS, MICHAEL P.

Mailing Address:	**Delivery Address:**
3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA	3 - 1182 QUEBEC STREET VANCOUVER BC V6A 4B2 CANADA

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:	**Delivery Address:**
159 CANADA VISTA, LA HONDA, CA 94020 UNITED STATES	159 CANADA VISTA, LA HONDA, CA 94020 UNITED STATES

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:	**Delivery Address:**
205-117 WEST 17TH STREET NORTH VANCOUVER BC V7M 1V5 CANADA	205-117 WEST 17TH STREET NORTH VANCOUVER BC V7M 1V5 CANADA

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:	**Delivery Address:**
314 AVALON DRIVE PORT MOODY BC V3H 2X8 CANADA	314 AVALON DRIVE PORT MOODY BC V3H 2X8 CANADA

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	**Delivery Address:**
1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA	1376 ARBORLYNN DR NORTH VANCOUVER BC V7J 2V3 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,870,002	Common Shares	Without Par Value With Special Rights or Restrictions attached

2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-4556

Corporate Report **May 4, 2006**

Many of you received our letter dated November 8, 2005. We are pleased to follow up with an update on the exciting developments at Totally Hip Technologies Inc.

Interactive Rich Media

Interactive Rich Media is the new darling of the advertising world. Totally Hip's award winning proprietary software and its experience in the development of industry specific interactive products and services gives your company a competitive advantage. With the advent of industry giants like Microsoft, Yahoo and Google focusing more resources than ever on highly interactive digital or "Rich Media" advertising, Totally Hip is concentrating its talents in this sector - the future looks bright.

Totally Hip's recognized brand name and experience place our products, customized services and applications at the forefront of the interactive Rich Media advertising tidal wave.

Rich Media is an umbrella expression for content that contains multimedia elements such as sound and video, or dynamic content that moves or reacts when a visitor clicks on the page where the featured content is posted. Rich Media or highly interactive ads are essentially sophisticated on-line ads that more effectively attract and engage viewers. Research analysts consistently report that Rich Media advertising yields higher click through rates than standard web advertising. Rich Media ads also have a greater impact on branding metrics like awareness, association and favorability over other ads.

Totally Hip intends to use its leading edge technology and experience to build compelling highly interactive Rich Media solutions for our customers.

Part of our competitive edge in Rich Media arises from the superiority of Totally Hip's proprietary LiveStage Professional software package. **Apple** has described Totally Hip's LiveStage Professional as the leading QuickTime authoring tool in the world. We are now much more than a QuickTime shop but we respect our roots and the edge they have given us. Our product is a recognized leader in interactive online applications. The immense interactivity and potential of LiveStage Professional, winner of the prestigious Apple Design Awards for Most Innovative Product, is a cornerstone of our Rich Media potential. **LiveStage Professional's** technological edge arises from its ability to dramatically enhance, refine and expand the Rich Media potential of QuickTime and all its applications.

Totally Hip's name and logo are known and respected world wide as a company that bridges the expanding gap between ideas and reality in Interactive Rich Media.

iROC™ - The Next Generation of Interactive Rich Media Solutions

Totally Hip delivers its Rich Media applications and services under the brand name **"iROC™"**.

"iROC™" takes Totally Hip's core software, with recent custom enhancements created for specific Rich Media solutions developed by our award winning technical talent, and fulfills clients' interactive requirements in producing and deploying immersive and innovative Rich Media experiences. Customers of our services and products include Microsoft, Disney, BMW, Acura, Saturn, Sierra Wireless, Fallon, US Department of Homeland Security, Cornell University and The Smithsonian Institute.

"iROC™" - Interactive, Rich, Overt, Communications– can provide clients with the ultimate digital experience with the capacity to seamlessly integrate images, animation, video, audio and virtual tours with interactive features. "iROC™" creates, designs and develops hip multi-media presentations from beginning to end using audio, video,

still images, text, virtual reality and interactivity. Virtual reality gives advertisers the power to take audiences to explore places, products as if they were actually there, with the interactive element enabling the audience to become part of the experience.

TotalEncrypt™ - Digital Rights Management (DRM)

Totally Hip recently announced the development of a suite of new Digital Rights Management ("DRM") solutions named "TotalEncrypt™" for content providers to protect digital media from piracy.

Proliferation of digital media on the Internet has made protection against unauthorized duplication and dissemination of intellectual property imperative, especially when media delivery extends beyond regional boundaries of copyright protection.

Totally Hip's new product "**TotalEncrypt™**" is the solution.

"TotalEncrypt™ uses Totally Hip's proprietary new DRM technology empowering content providers to protect the digital rights of their audio, video, and interactive media against theft at the technological level thereby ensuring protection even in regions where normal copyright protections are not available or easily avoided.

Totally Hip plans to offer multiple tiers of products and services for a range of audiences; from consumers to commercial applications to industrial strength. Planned solutions may include:

- Off the shelf boxed software packages
- An online media encryption media portal
- Hardware based media deployments

Look for upcoming announcements on the availability of TotalEncrypt™ products.

Online Poker

The fastest growing segment on the Internet is online poker. Revenue for 2005 was estimated at $8 billion. Totally Hip sees three great business opportunities in online poker: First, we believe we can create and produce superior software products with enhanced interactivity for sale to all poker sites. Second, we plan to create our own online poker site, and Third capitalize on our unique brand name "**totallyhippoker.net**" and directly in poker's business opportunity. This 'for free' poker site will showcase our talents in bringing compelling Rich Media to the interactive gaming arena. When the showcase is complete, Totally Hip expects to dazzle the industry with a revolutionary interface and concepts.

Totally Hip recently entered into an agreement for the Joint Venture development of"totallyhippoker.net". This Joint Venture will combine Totally Hip's experience developing interactive Rich Media solutions with the popularity of online and mobile device game play. Totally Hip will retain ownership and all rights to interactive and immersive content we develop for totallyhippoker.net application and for other poker sites.

We are in the first stages of working with our poker partner and hope to announce a definitive Joint Venture Agreement soon.

Totally Hip is ahead of the Curve

With iROC™ and online advertising's increasing demand and reliance upon Interactive Rich Media, the future of Totally Hip looks promising. As Google, Yahoo and MSN reap online advertising revenue windfalls, our competitors scramble to react with inferior products, technology and services to Totally Hip.

Thank you for your continued support.

TOTALLY HIP TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **TOTALLY HIP TECHNOLOGIES INC.** (hereinafter called the "Company") will be held at the offices of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia on May 31, 2006 at the hour of eleven o'clock in the forenoon for the following purposes:

(a) To receive and consider the Reports of the Directors, the audited financial statements of the Company for the year ended September 30, 2005 and the report of the auditor thereon;

(b) To re-appoint Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To determine the number of Directors at six;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company; and

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Shareholders who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the registered office of the Company at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 25th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

"David Dicaire"

DAVID DICAIRE, President

82-4776

TOTALLY HIP TECHNOLOGIES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Canada
Telephone: (604) 685-6525

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT APRIL 25, 2006 FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2006.

This Information Circular is furnished in connection with the solicitation of proxies by management of Totally Hip Technologies Inc. (the "Company") for use at the Annual General Meeting of shareholders to be held on May 31, 2006 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A shareholder has the right to appoint a person to attend and act for him on his behalf at the meeting other than the persons named in the enclosed instrument of proxy.** To exercise this right, a shareholder shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy. The completed instrument of proxy should be deposited at the registered office of the Company at 501 - 905 west Pender Street, Vancouver, British Columbia, V6C 1L6 at least 48 hours before the time of the meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The instrument of proxy must be dated and be signed by the shareholder or by his attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy either by (a) signing a proxy bearing a later date and depositing it at the registered office of the Company at the address and within the time set out above, or (b) signing and dating a written notice of revocation (in the same manner as the instrument of proxy is required to be executed as set out in the notes to the instrument of proxy) and either depositing it at the registered office of the Company at the address and within the time set out above or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder's name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54–101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-

registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the management proxyholder's name in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.

All references to shareholders in this Information Circular and the accompanying proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The form of proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. April 25, 2006 has been fixed in advance by the directors as the record date for the purposes of determining those shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date 36,052,841 common shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
CDS & Co[1]	5,430,273	15.06%

Note [1] The beneficial owners of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

Previously, at an Annual General Meeting of shareholders, the number for which positions exist on the Company's Board had been fixed at five. Management is proposing to increase the size of the Board to six directors. If this resolution is passed, six directors will be elected at the Annual General Meeting.

The persons named in the following table are management's nominees to the Board. Each director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he or she becomes disqualified to act as a director.

NAME, PROVINCE OR STATE AND COUNTRY OF ORDINARY RESIDENCE OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION & DIRECTORSHIPS IN OTHER REPORTING ISSUERS	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES[1]
David Dicaire BC, Canada *President, CEO, CFO and Director*	President, CEO and Chairman of the Company since September 6, 2000; COO and GM of the Company since March 31, 2000	March 31, 2000 to date	710,125
Timothy Daum BC, Canada *Director*	President of Hybrid Creative Group	September 19, 2000 to date	11,470
Michael Shaff La Honda, CA, USA *Director*	President of Small Hands Inc.	September 19, 2000 to date	892
James Boyce BC, Canada *Director*	Owner and Operator, Computer Technology Business Also a director of Pacific Topaz Resources Ltd.	March 14, 2003 to date	1,000,125
Michael Ross BC, Canada *Director*	Owner and Operator, Computer Technology Business / Financial Systems Engineer/ Business Consultant	April 20, 2006 to date	Nil
John Brydle BC, Canada *Nominee*	Business Consultant Also a director of Vega Gold Ltd. and International Alliance Resources Inc.	Nominee	Nil

Note [1] Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the directors of the Company are required to elect from their number an Audit Committee. David Dicaire, James Boyce and Michael Ross are the three current directors elected by the Board of Directors of the Company to the Audit Committee.

Other than as described below, no proposed director:

(a) is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i) was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days other than James Boyce who was a director of Pacific Topaz Resources Ltd. when it was the subject of a cease trade order issued on May 16, 2001 by the British Columbia Securities Commission for failure to file financial statements, which order was rescinded on August 13, 2001.

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or has a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

The following table, presented in accordance with Form 51-102F6 prescribed by National Instrument 51-102, sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of the Chief Executive Officer as at September 30, 2005, the Chief Financial Officer as at September 30, 2005 and each of the Company's other three most highly compensated officers as at September 30, 2005 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David Dicaire President, CEO and CFO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	$54,000[1] $43,500[1] $60,000[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Simpson Former President and CEO	2003	Nil	Nil	$12,368[3]	Nil	Nil	Nil	Nil

Note [1] Management/administrative fees paid or accrued to Winston Ventures Corp., a British Columbia non-reporting

company wholly-owned by David Dicaire.

Note [2] Consulting fees paid or accrued to Identity Management Ltd., a British Columbia non-reporting company wholly-owned by Stephen Simpson.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital from time to time for issuance to directors and key employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (see "Stock Option Plan and Incentive Stock Options"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

No options, share purchase warrants or rights to purchase securities of the Company as compensation for services rendered or otherwise in connection with office or employment ("Options") and SARs were granted to the Named Executive Officer during the most recently completed financial year.

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
David Dicaire	Nil	N/A	12,250[1] Exercisable[2]	Nil Exercisable

Note [1] During the financial year ended September 30, 2005, 10,000 options, exercisable at $5.20 per share, expired without exercise.

Note [2] Subsequent to the financial year ended September 30, 2005, these options, exercisable at $5.20 per share, expired without exercise.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended September 30, 2005 or the current financial year in view of compensating such officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors' stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors, or for services as experts or

consultants, during the Company's financial year ended September 30, 2005 except as set out below under the heading "Interest of Informed Persons in Material Transactions - Other informed party transactions". The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

No Options and SARs were granted to non-executive directors during the most recently completed financial year.

The following Options and SARs were exercised by non-executive directors during the most recently completed financial year and outstanding to non-executive directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive directors as a group	Nil	N/A	1,500[1] Exercisable[2]	Nil Exercisable

Note [1] During the financial year ended September 30, 2005, 775 options, exercisable at $26 per share, expired without exercise.

Note [2] Subsequent to the financial year ended September 30, 2005, these options, exercisable at $11.20 per share, expired without exercise.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	14,489	$6.32	1,271,550
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,489	$6.32	1,271,550

The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan and Incentive Stock Options" herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company has been indebted to the Company or its subsidiary during the financial year ended September 30, 2005 or the current financial year.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of the Company or its subsidiary.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors. A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below. The Board is committed to sound corporate governance practices in the interest of its shareholders and contribute to effective and efficient decision making. The Company will continue to review and implement corporate governance guidelines as the business of the Company progresses.

Independence of Members of Board

The Company's Board consists of five directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Timothy Daum, Michael Shaff, James Boyce and Michael Ross are independent. David Dicaire is not independent as he is the President, CEO and CFO of the Company.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team which is also represented on the Board. Any director may submit items for inclusion in the agenda of matters to be discussed at meeting of the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. New Board members are provided with information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies, access to all of the publicly filed documents of the Company and complete access to management and the Company's professional advisors.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments and changes in legislation with the Company's assistance, to attend industry seminars and to visit the Company's operations. Board members have full access to the Company's records and legal counsel.

The Board's continuing education is typically derived from correspondence with the Company's legal counsel to remain up to date with developments in relevant corporate and securities law matters. Additionally, historically board members have been nominated

who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board believes good corporate governance is an integral component to the success of the Company and to meet responsibilities to shareholders.

At present the Board has not adopted guidelines or stipulations or a code to encourage and promote a culture of ethical business conduct due to the size of its Board and its limited activities. The Company does promote ethical business conduct through the nomination of Board members it considers ethical.

Nomination of Directors

The Board has responsibility for identifying and assessing potential Board candidates. Recruitment of new directors has generally resulted from recommendations made by directors, management and shareholders. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.

Compensation of Directors and the CEO

The independent directors are Timothy Daum, Michael Shaff, James Boyce and Michael Ross. The directors decide as a Board the compensation for the Company's directors and officers. Compensation payable is determined by considering compensation paid for directors and CEOs of companies of similar size and stage of development in the software development industry and determining an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the performance of the CEO is reviewed in light of the Company's objectives and other factors that may have impacted the success of the Company.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board is of the view that size of the Company's operations does not warrant a larger Board of directors, and has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal periodic assessments of the effectiveness of the Board and the individual directors.

AUDIT COMMITTEE

Audit Committee Charter

Mandate

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements; (ii) review and appraise the performance of the Company's external auditors; and (iii) provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfil its responsibilities and duties, the Committee shall:

<u>Documents/Reports Review</u>

(a) Review and update this Charter annually.
(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

<u>External Auditors</u>

(a) Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.
(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.
(d) Take or recommend that the full Board of Directors take appropriate action to oversee the independence of the external auditors.
(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(iii) such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
(b) Consider the external auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.
(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.
(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(i) Review certification process.
(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

David Dicaire	Not independent*	Financially literate*
James Boyce	Independent*	Financially literate*
Michael Ross	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, *Audit Committees* ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part,

granted under Part 8 of MI 52-110.

Pre-approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees	Tax Fees	All Other Fees
2005	$28,355	-	-	-
2004	$34,230	-	-	-

Note [1] Year-end audit fees

Exemption

MI 52-110 exempts issuers listed on the TSX Venture Exchange (the "Exchange") from the requirements of Parts 3 (*Composition of the Audit Committee*) and 5 (*Reporting Obligations*) of the Instrument. As a result, the members of the Committee are not required to be either "independent" or "financially literate" within the meaning of the Instrument; however, the Company is required to provide on an annual basis, the disclosure regarding its Audit Committee made in this Information Circular. See the disclosure above under the heading "Composition of the Audit Committee".

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board of Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the beginning of the Company's most recently completed financial year, no director, executive officer or insider of the Company or any proposed director of the Company or any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out herein and below.

Matters to be acted upon

The directors and officers of the Company have an interest in the resolution concerning the approval of the stock option plan. Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material transactions since October 1, 2004

Other informed party transactions

During the fiscal year ended September 30, 2005, the Company entered into certain transactions with directors or former directors of the Company or companies controlled by directors or former directors of the Company as follows:

1. Management/administrative fees of $54,000 were paid or accrued to Winston Ventures Corp., a British Columbia non-reporting company wholly-owned by David Dicaire, President, CEO, CFO and a director of the Company.

2. Salaries with respect to research and development totalling $87,301 were paid or accrued to Selwyn Wan, a former Vice President of a subsidiary of the Company.

3. Salaries with respect to research and development totalling $87,301 were paid or accrued to Steve Israelson, a former Vice President of a subsidiary of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its shareholders through ownership of shares in the Company. Accordingly, at the Meeting the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "2006 Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the 2006 Plan.

The 2006 Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the 2006 Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the 2006 Plan. The 2006 Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the 2006 Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the 2006 Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the 2006 Plan. A summary of some of the additional provisions of the 2006 Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the 2006 Plan will be available at the Meeting for review by interested shareholders. The directors of the Company believe the 2006 Plan is in the Company's best interests and recommend that the shareholders approve the 2006 Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended September 30, 2005. Shareholders may contact the Company at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, Canada, as of the 25th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

TOTALLY HIP TECHNOLOGIES INC.

"David Dicaire"

DAVID DICAIRE
Chief Executive Officer and Chief Financial Officer

82-4596

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TOTALLY HIP TECHNOLOGIES INC. (the "Company")

TO BE HELD AT 501 – 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1I6 ON WEDNESDAY, MAY 31, 2006 AT 11:00 A.M. (PACIFIC TIME)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints David Dicaire, a Director of the Company, or failing this person, James Boyce, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	The re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at remuneration to be fixed by the Directors.		N/A	
2.	To determine the number of directors at six.			N/A
3.	(a) To elect as Director, DAVID DICAIRE		N/A	
	(b) To elect as Director, TIMOTHY DAUM		N/A	
	(c) To elect as Director, MICHAEL SHAFF		N/A	
	(d) To elect as Director, JAMES BOYCE		N/A	
	(e) To elect as Director, MICHAEL ROSS		N/A	
	(f) To elect as Director, JOHN BRYDLE		N/A	
4.	To approve the proposed stock option plan for implementation by the Company.			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the registered office of the Company by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

TOTALLY HIP TECHNOLOGIES INC.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Fax: (604) 669-5886

82-4556

TOTALLY HIP TECHNOLOGIES INC.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

TOTALLY HIP TECHNOLOGIES INC.
501 - 905 West Pender Street
Vancouver, British Columbia, CANADA
V6C 1L6
(CUSIP No. 89152W 10 8)

I wish to receive 2005 Annual Financial Statements and MD&A ☐

I wish to receive 2006 Annual Financial Statements and MD&A ☐

I wish to receive 2006 Interim Financial Statements and MD&A ☐

Dated: ____________________ 2006

____
Signature

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

82-4556

totally hip

News Release

March 8, 2006

POKER WEBSITE TO BE DEVELOPED

Vancouver, B.C. – March 8, 2006 – Totally Hip Technologies Inc. **(TSX-V:THP)** is pleased to announce it has entered into an agreement for the Joint Venture development of an online poker site tentatively named "totallyhippoker.net".

TotallyHippoker.net

This site will be a for fun, interactive poker site where players of all ages can play and learn Texas Hold'em and other poker games. The site is being designed to allow an unlimited number of players to participate either online through personal computers or on wireless devices such as cell phones and PDA's. Totally Hip is exploring several unique site configurations and designs.

Television coverage of championship poker, celebrity tournaments and the now famous "World Series of Poker" has ignited interest in online poker sites for both fun and play. It has been reported that online poker is the fastest growing segment on the Internet. With internet connectivity now commonplace, thousands of players of all skill levels go online to learn about, play or practice poker. Totally Hip's technical expertise in bringing compelling digital imagery to the internet will add a new dimension to interactive game play. This Joint Venture combines Totally Hip's experience developing interactive Rich Media solutions with the popularity of online and mobile device game play.

Totally Hip will contribute technical assistance, intellectual property and initial funding of up to $200,000 to the development of the site, purchase of assets and marketing and planning. Totally Hip has agreed to issue 550,000 common shares at a deemed price of $0.80 per common share to acquire a 50% interest in totallyhippoker.net upon the site becoming operational.

Totally Hip will retain ownership and all rights to interactive and immersive content it develops for the Totallyhippoker.net application and for other poker sites. This joint venture development of totallyhippoker.net is subject to further due diligence, a definitive Joint Venture agreement, approval by the Board of Directors, regulatory approval and acceptance for filing by the TSX Venture Exchange.

Michael Ross Appointed Director

Totally Hip Technologies Inc. is pleased to announce that in connection with this venture, Mr. Michael Ross has been appointed to the Board of Directors. Mr. Ross, a Financial Systems Engineer, has over 10 years experience in the development and deployment of technology driven businesses.

Rich Media Applications

Totally Hip's primary business is software development and providing professional applications and services in the interactive Rich Media sector. Totally Hip delivers Rich Media applications and services under its developing brand "iROC™". iROC™ combines Totally Hip's award winning proprietary software with custom enhancements to create and fulfill client's interactive Rich Media requirements. The iROC™ team produces and deploys Rich Media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features.

Totally Hip Technologies Inc.

Per: *"James Boyce"*
James Boyce, Director

Symbol: THP-TSX Venture Exchange
12g3-2(b): 82-4556
Email: investor@totallyhip.com
www.totallyhip.com Tel: 604.685.6525

82-4556

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

SEC MAIL PROCESSING SECTION RECEIVED MAY 1 2006 WASH, D.C. 213

Item 1. **Reporting Issuer**

Totally Hip Technologies Inc. (the "Issuer")
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 08, 2006

Item 3. **News Release**

News Release dated March 08, 2006 and disseminated to Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission, Market News Publishing and CCN Matthews.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce it has entered into an agreement for the Joint Venture development of an online poker site tentatively named "totallyhippoker.net".

Item 5. **Full Description of Material Change**

The Issuer pleased to announce it has entered into an agreement for the Joint Venture development of an online poker site tentatively named "totallyhippoker.net".

TotallyHippoker.net

This site will be a for fun, interactive poker site where players of all ages can play and learn Texas Hold'em and other poker games. The site is being designed to allow an unlimited number of players to participate either online through personal computers or on wireless devices such as cell phones and PDA's. The Issuer is exploring several unique site configurations and designs.

Television coverage of championship poker, celebrity tournaments and the now famous "World Series of Poker" has ignited interest in online poker sites for both fun and play. It has been reported that online poker is the fastest growing segment on the Internet. With internet connectivity now commonplace, thousands of players of all skill levels go online to learn about, play or practice poker. The Issuer's technical expertise in bringing compelling digital imagery to the internet will add a new dimension to interactive game play. This Joint Venture combines The Issuer's experience developing interactive Rich Media solutions with the popularity of online and mobile device game play.

The Issuer will contribute technical assistance, intellectual property and initial funding of up to $200,000 to the development of the site, purchase of assets and marketing and planning. The Issuer has agreed to issue 550,000 common shares at a deemed price of $0.80 per common share to acquire a 50% interest in totallyhippoker.net upon the site becoming operational.

The Issuer will retain ownership and all rights to interactive and immersive content it develops for the Totallyhippoker.net application and for other poker sites. This joint venture development of totallyhippoker.net is subject to further due diligence, a definitive Joint Venture agreement, approval by the Board of Directors, regulatory approval and acceptance for filing by the TSX Venture Exchange.

Michael Ross Appointed Director

The Issuer is pleased to announce that in connection with this venture, Mr. Michael Ross has been appointed to the Board of Directors. Mr. Ross, a Financial Systems Engineer, has over 10 years experience in the development and deployment of technology driven businesses.

Rich Media Applications

The Issuer's primary business is software development and providing professional applications and services in the interactive Rich Media sector. The Issuer delivers Rich Media applications and services under its developing brand "iROC™". iROC™ combines the Issuer's award winning proprietary software with custom enhancements to create and fulfill client's interactive Rich Media requirements. The iROC™ team produces and deploys Rich Media experiences that seamlessly integrate images, animation, video, audio and virtual tours all with interactive features.

Item 6. Reliance on Section 7(2) of the National Instrument 51-102

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

David Dicaire, President – (604) 685-6525.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 15th day of March, 2006.

"James Boyce"
James Boyce, Director